Exhibit 3.65

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:31 PM 05/31/2011
FILED 06:13 PM 05/31/2011
SRV 110664316 - 4989890 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

First: The name of the limited liability company is: CCO SoCal I, LLC

Second: The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

Third: The duration of the company shall be perpetual.

Fourth: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, 19808. The name of its registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 31st day of May, 2011.

By:	/s/ Paul J. Rutterer
Paul J. Rutterer, Vice President,
Associate General Counsel and
Assistant Secretary